Confidential Treatment Requested by Core & Main, Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

July 8, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Katherine Bagley

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Core & Main, Inc.
Registration Statement on Form S-1
File No. 333-256382

Dear Ms. Bagley:

This letter sets forth the response of Core & Main, Inc. (the “Registrant”), to comment 17 contained in your letter dated May 14, 2021, relating to the Draft Registration Statement on Form S-1 confidentially submitted by the Registrant on April 16, 2021, and provides additional information for the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to review the above referenced Registration Statement on Form S-1, filed on May 21, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement, filed on June 14, 2021, and Amendment No. 2 to the Registration Statement, filed on July 6, 2021 (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Comment 17

For the Staff’s convenience, we have included the prior comment 17 from the Staff in bold, italicized type below, followed by the Registrant’s response.

17. We note your disclosure that “[t]he amount of the cash payments that we will be required to make under the Tax Receivable Agreements is expected to be significant.” Please provide an estimate of the cash payments that will be required under the Tax Receivable Agreements, or tell us why you are unable to do so.

K. Bagley	2	July 8, 2021

Confidential Treatment Requested by Core & Main, Inc.

Under 17 C.F.R. § 200.83

In response to the Staff’s comment, in respect of the Former Limited Partners Tax Receivable Agreement, the Registrant advises the Staff that assuming (i) no material changes in relevant tax law, (ii) a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rate apportioned to each state and local jurisdiction, and (iii) that the Registrant earns sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Former Limited Partners Tax Receivable Agreement, the Registrant would recognize a Former Limited Partners Tax Receivable Agreement liability and a decrease to additional paid-in capital of approximately $97.2 million, which represents an estimate of the cash payments that will be required under the Former Limited Partners Tax Receivable Agreement based on the assumptions set forth above.

With respect to the Continuing Limited Partners Tax Receivable Agreement, the Registrant advises the Staff that assuming (i) that the Continuing Limited Partners exchanged all of their Partnership Interests immediately after the completion of the offering at an assumed initial public offering price of $[***] per share of the Class A common stock, (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of 25.1%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rate apportioned to each state and local jurisdiction, and (iv) that the Registrant earns sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Continuing Limited Partners Tax Receivable Agreement, the Registrant would recognize a Continuing Limited Partners Tax Receivable Agreement liability of approximately $569.7 million, which represents an estimate of the cash payments that will be required under the Continuing Limited Partners Tax Receivable Agreement based on the assumptions set forth above.

The Registrant has attached herewith as Annex A for the Staff’s review page 57 of Amendment No. 2 revised to reflect the foregoing information.

The Registrant advises the Staff that the estimated cash payments to be made under the Continuing Limited Partners Tax Receivable Agreement reflect, in part, the Registrant’s belief of what the indicative price range to be disclosed in the Registrant’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement may be, but that the actual indicative price range to be included in the Preliminary Prospectus will not be determined until the Registrant completes a valuation process with the underwriters for the initial offering to the public of shares of the Registrant’s Class A common stock (the “IPO”). This valuation process is expected to be completed shortly before the commencement of the roadshow for the IPO, which is scheduled to occur on or around [***], 2021. Therefore, the amount of the estimated cash payments to be made under the Continuing Limited Partners Tax Receivable Agreement is subject to further change.

Finally, the Registrant advises the Staff that it has also updated page 58 of Amendment No. 2 (included in Annex A) to provide the aggregate payment amount upon early termination of each of the Tax Receivable Agreements.

K. Bagley	3	July 8, 2021

Confidential Treatment Requested by Core & Main, Inc.

Under 17 C.F.R. § 200.83

Supplemental Information

In addition, in order to facilitate the Staff’s ongoing review of the Registration Statement, the Registrant has included in Annex A certain pages of Amendment No. 2 revised to reflect certain indicative share amounts and related pricing information based on an assumed initial offering price to the public per share of the Registrant’s Class A common stock, after giving effect to the Reorganization Transactions that are expected to occur immediately prior to the consummation of the IPO (“Preliminary Price Information”). The Registrant advises the Staff that the Preliminary Price Information represents the Registrant’s belief of what the indicative price range to be disclosed in the Preliminary Prospectus may be, but that the actual indicative price range to be included in the Preliminary Prospectus will not be finally determined until shortly before the commencement of the roadshow for the offering, which is scheduled to occur on or around [***], 2021. Therefore, the indicative Preliminary Price Information is subject to further change, which may result from various factors outside of the Registrant’s control including, but not limited to, then-current market conditions and subsequent business, market, and other developments affecting the Registrant. However, the Registrant believes that, barring unforeseen events, the Preliminary Price Information will not be subject to significant change. The actual price range (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) will be included in an amendment to the Registration Statement prior to distribution of the Preliminary Prospectus to potential investors.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Registrant hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Registrant has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Registrant has enclosed a copy of the Registrant’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Registrant is requesting confidential treatment.

Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), this supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with, or deemed a part of, the Draft Registration Statement on Form S-1 confidentially submitted by the Registrant on May 14, 2021 or any amendments or supplements thereto, including the Registration Statement. The Registrant respectfully requests that the Staff return this letter and the attached Annex A pursuant to Rule 418 of the Securities Act once the Staff has completed its review.

*    *    *

K. Bagley	4	July 8, 2021

Confidential Treatment Requested by Core & Main, Inc.

Under 17 C.F.R. § 200.83

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Peter Loughran at (212) 909-6375.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Rufus Decker
Dietrich King
Patrick Kuhn
U.S. Securities and Exchange Commission
Stephen O. LeClair
Core & Main, Inc.

Enclosures

Annex A

[***]

Confidential Treatment Requested by Core & Main, Inc.

Under 17 C.F.R. § 200.83